8 July 2003

03 JUL 18 AM 7:21

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA



03024665

Dear Sir/Madam

SUPPL

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

dlw 7/21

Severn Trent Plc Annual Report and Accounts 2003;
Severn Trent Plc Annual Review 2003;
Notice of Annual General Meeting; and
Form of Proxy

A copy of each of the above documents has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. no. (0)20 7676 1000).

www.severntrent.com